Exhibit 99.6

February 3, 2023 Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:	Valour Inc. (the “Corporation”)
Change of Auditor Notice

We acknowledge receipt of the Change of Auditor Notice (the “Notice”) dated February 3, 2023, delivered to us by the Corporation in respect of the change of auditor of the Corporation as it relates to RSM Canada LLP.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

Yours truly,

RSM Canada LLP

Chartered Professional Accountants

Licensed Public Accountants

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM Canada LLP is a limited liability partnership that provides public accounting services and is the Canadian member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmcanada.com/aboutus for more information regarding RSM Canada LLP and RSM International.